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                                 HOLLINGER INC.
                 INDEPENDENT DIRECTORS SEEK GUIDANCE FROM COURT

Toronto, Ontario, Canada, February 28, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) announced that the independent members of its Board of Directors had applied to Justice Colin Campbell of the Ontario Superior Court of Justice for:

o advice and directions whether in all the circumstances a proposed share consolidation "Going Private Transaction" should be put to a vote by minority public shareholders of Hollinger before an Inspector's Report is available from Ernst & Young LLP dealing with related party transactions;

o an order approving an increase of $10 million to the indemnity fund to provide the five independent directors with a realistic measure of protection against the costs of potential and threatened litigation;

o an order approving setting aside $500,000 as an indemnity fund to provide two Hollinger financial executives with protection against the costs of potential litigation; and

o an order relating to the retention of the independent directors and certain related compensation and indemnification matters.

The application has been made because of matters arising as a result of Hollinger recently having given notice to Canadian securities regulators of a proposed special meeting of shareholders that would be held on March 31, 2005 to consider the proposed Going Private Transaction which was originally announced on October 28, 2004. Notice of the meeting must be sent to shareholders no later than March 10, 2005. The directors have been advised by the Inspector that the Inspector's Report will not be available by that date or by March 31, 2005.

Hollinger's principal asset is its interest in Hollinger International Inc. which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a number of news media investments, as well as a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.


Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca


                              www.hollingerinc.com